Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated Bottling LLC’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	Fiscal Year
	2007	2006	2005	2004	2003
Net income before taxes, minority interest and cumulative effect of change in accounting principle	$1,049	$925	$896	$832	$811
Undistributed (income) loss from equity investments	—	2	—	(1)	(1)
Fixed charges excluding capitalized interest	270	260	217	191	200
Earnings as adjusted	$1,319	$1,187	$1,113	$1,022	$1,010

Fixed charges:
Interest expense	$232	$227	$187	$166	$177
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	38	33	30	25	23
Total fixed charges	$270	$260	$217	$191	$200
Ratio of earnings to fixed charges	4.89	4.57	5.13	5.35	5.05